FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

Preem Holdings AB (publ)

(Translation of registrant’s name into English)

Sandhamnsgatan 51, S-11590, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒            Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)

Date:	March 18, 2005	By:	/s/ Per Höjgård
		Name:	Per Höjgård
		Title:	Chief Financial Officer

PRESS RELEASE

March 18th, 2005

PREEM HOLDINGS AB (publ.)

Preem Holdings AB today announces its 2004 results (unaudited accounts).

2004 was the most profitable year ever for Preem Holdings. The excellent result is to a large extent explained by the high refining margins in combination with inventory profits and high accessibility in the refineries.

As a result of the acquisition of the remaining 25 percent of Scanraff in 2003, the two refineries have changed their names to Preemraff Gothenburg and Preemraff Lysekil. In January 2005 both refining companies have been merged with the parent company Preem Petroleum.

MARKET

The year was characterised by a very strong price development both on crude oil and finished products. Demand increased by altogether 3.5 percent to approx. 82 million barrels a day, the quickest growth in thirty years. As in the last few years, Asia and mainly China had the strongest growth with demand growing almost 15 percent.

In the United States the brisk demand for petrol continued to gain momentum, while in Europe the consumption growth rate was more normal. It was not until May that OPEC’s production, which had been held back since the autumn 2003, could be increased to meet the growing demand.

Combined with low crude oil inventory levels and the risk of disturbances in the supply from unsteady countries, this implied that the crude oil price increased more or less continuously until mid-October, when the price of Brent crude oil exceeded 50 USD/barrel. This is the highest price ever in nominal figures. Then for the rest of the year the price fell and stopped at 40.5 USD/barrel.

Production of light, low-sulphur crude oil reached the capacity limit and therefore the price difference to high-sulphur crude oils increased substantially. The difference between North Sea oil and Russian crude oil is normally 1-2 USD/barrel. Now it rose to 9 USD/barrel at its highest.

Due to the heavy demand for finished products the refineries were also used at maximum capacity, resulting in very good refining margins. Particularly large was the price difference between petrol and diesel on the one hand, and crude oil on the other.

As especially Preemraff Lysekil is well equipped for receiving high-sulphur crude oils, the refinery was able to take advantage of the considerable price difference between low and high-sulphur crude oils, which contributed to the excellent profitability of the refineries.

On the Swedish market sales volumes have declined during the year and amounted to an aggregate 3 594 (3 954) km3. Fuel oil volumes in particular have fallen in relation to alternative heating methods.

Altogether 1 829 (1 367) km3 diesel was supplied, whereof 409 (366)km3 over Preem’s service stations.  Petrol volumes supplied over the station network was generally unchanged at 492 (491) km3.

During the year Preem’s Norwegian subsidiary ENØK Energi AS was disposed of. At the end of the year Preem’s heating service operations were phased out.

PRODUCTION

Production in the refineries amounted to 17.9 (14.6) million m3.

In December a small fire occurred at Preemraff Lysekil when leaking hydrogen gas caught fire at a heat exchanger. The fire was extinguished and surrounding plants were brought to a standstill. In connection with restart of the platformer plant it was discovered that catalyst mass had been released and followed the process downstream. This necessitated major repair work and lead to a month’s production loss of low-sulphur products. The plant was back in full production again in mid-January 2005.

FINANCIAL RESULTS

2004 was the most profitable year ever for Preem Petroleum. The excellent result is to a large extent explained by the high refining margins in combination with inventory profits and high accessibility in the refineries. For Preemraff Lysekil the capacity to process the less expensive high-sulphur crude oil has also contributed significantly to the good result.

The result of Market division has been satisfactory although the fuel oil volume has continued to fall heavily and the strong price increase on the world market has been hard to maintain. The result of the petrol station operations has also seen an improvement.

Preemraff Lysekil

	Q4 2003	Q4 2004	2003	2004

Gross refining margin	3,51	7,31	3,86	5,67
Variable refining costs	-0,42	-0,44	-0,39	-0,40
Refining margin	3,09	6,87	3,47	5,27
Fixed operating costs	-0,89	-1,10	-0,76	-0,87
Net cash margin	2,20	5,77	2,71	4,39
Depreciation	-0,48	-0,80	-0,48	-0,61
Net refining margin	1,72	4,97	2,23	3,79
Total production (000 barrels)	10,730	16,490	55,301	70,673

Preemraff Gothenburg

	Q4 2003	Q4 2004	2003	2004

Gross refining margin	1,78	2,32	2,18	2,50

Variable refining costs	-0,31	-0,34	-0,28	-0,27
Natural gas, refining fuel	-0,16	-0.15	-0,11	-0,15
Refining margin	1,31	1,83	1,79	2,08
Fixed operating costs	-0,53	-0,21	-0,66	-0,61

Net cash margin	0,78	1,62	1,13	1,47
Depreciation	-0,64	-0,68	-0,73	-0,56
Net refining margin	0,14	0,93	0,40	0,91

Total production (000 barrels)	13,750	10,597	36,700	42,133

The result of Market division has been satisfactory although the fuel oil volume has continued to fall heavily and the strong price increase on the world market has been hard to maintain. The result of the petrol station operations has also seen an improvement.

Sales Revenue

SEK million	Q 4 2003	Q 4 2004	2003	2004

Supply & Refining	7 418	10 356	31 609	38 595
Marketing	2 868	2 846	10 920	9 682

Group eliminations	-1 994	-2 462	-7 740	-8085
Total Sales Revenue	8 292	10 740	34 789	40 192

Operating Income

SEK million	Q 4 2003	Q 4 2004	2003	2004
Supply & Refining	385	153	966	2 843
Marketing	81	76	106	143

Other non-allocated income	-174	-167	-619	-354
Total Operating Income	292	62	453	2 632

INVESTMENTS

Group investments in fixed assets totalled MSEK 1 216 (720). A large part of it relates to the investment in a so called Iso-cracker that is in progress at Preemraff Lysekil. The investment is estimated to amount to MSEK 3 500 and is due to be operative in the first quarter of 2006. It has also been decided to invest in a new quay and a desulphurization plant at Lysekil for approx. MSEK 300 to fully use the increased capacity that the Iso-cracker project will provide.

FINANCING AND LIQUIDITY

The Group’s liquid funds, MSEK 724 (633), and unutilised credit facilities, SEK 4 269 (697), as per 31 December 2004 amounted to MSEK 4 993 (1 330) in total.

In May a bond issue for MEUR 100 was floated on the international market to provide part of the financing for the Iso-cracker project.

In June a syndicated loan for a total of MEUR 325 was signed. The loan was however renegotiated during the autumn and resulted in a loan for a total of MEUR 300, half of which relates to financing for the Iso-cracker project. At the end of the year this new facility was not yet in use.

The exceptionally good cash flow during the year has allowed Preem to make a net redemption of approx. MSEK 1 700 on external loans. The debt/equity ratio was therefore the lowest in the company’s history, 1.47 (2.05).

PROSPECTS

Inventory levels were still rather low at year-end. In combination with lower production levels in the OPEC as from 1 January and a cold winter in the United States this has entailed a rise in demand for crude oil and products since the turn of the year. The volatility of the market indicates that there are no big capacity reserves in any sector of the oil industry. A continued substantial price difference between high and low sulphur crude oils contributes to continued good profitability for the refining operations. For Preem this should mean that 2005 will be a satisfactory year, even if not on the same level as 2004.

CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED BALANCE SHEETS AND CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Consolidated Income Statements (unaudited)

	December 31, 2003	December 31, 2004
	SEK	SEK	$
		(in millions)
Revenues	43,030	48,284	7,302
Excise duties	(8,241)	(8,092)	(1,224)

Sales revenue	34,789	40,192	6,078
Cost of goods sold	(33,303)	(36,601)	(5,535)

Gross profit	1,486	3,591	543
Selling expenses	(812)	(777)	(118)
Administrative expenses	(479)	(451)	(68)
Other operating income	268	285	43
Other operating expenses	(10)	(16)	(2)

Operating income	453	2,632	398
Interest income	40	44	7
Interest expense	(456)	(551)	(83)
Other financial income/expenses, net	268	203	30

Income before taxes	305	2,328	352
Income taxes	(77)	(704)	(107)
Minority interests	(2)	(2)	(0)
Net income	226	1,622	245

Consolidated Balance Sheets (unaudited)

	As of December 31, 2003	As of December 31, 2004
	SEK	SEK	$
	(in millions)

ASSETS
Fixed assets
Intangible assets
Goodwill	829	639	97
Total intangible assets	829	639	97

Tangible assets
Land and building, net	834	787	119
Plant and machinery, net	5,496	5,242	793
Capitalized turnaround cost, net	315	214	32
Equipment, tools fixtures and fittings, net	720	669	101
Construction in progress	291	1,191	180
Total tangible assets	7,656	8,103	1,225

Financial assets
Participation in associated companies	5	5	1
Other securities held as fixed assets	2	2	0
Other long-term receivables	103	208	32
Total financial assets	110	215	33

Total fixed assets	8,595	8,957	1,355

Current assets
Inventories	4,679	4,519	683
Accounts receivable	2,947	2,843	430
Receivables from associated companies	0	1	0
Other receivables	221	144	22
Prepaid expenses and accrued income	218	309	47
	8,065	7,816	1,182
Cash and cash equivalent	633	724	110
Total current assets	8,698	8,540	1,292

TOTAL ASSETS	17,293	17,497	2,646

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

	As of December 31, 2003	As of December 31, 2004
	SEK	SEK	$
	(in millions)

SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Shareholders’ equity
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0
	1	1	0
Non-restricted equity
Profit brought forward	3,272	3,101	470
Profit for the year	226	1,622	245

Total shareholders’ equity	3,499	4,724	715

Minority interests	8	9	1
Provisions
Pension provision	147	146	22
Deferred tax liability	839	1,020	154
Other provisions	6	14	3
Total provisions	992	1,180	179

Liabilities
Long-term liabilities
Shareholder loans	242	242	37
Bond loans	2,774	3,648	552
Liabilities to credit institutions	1,900	1,595	241
Bank overdraft facility	1	—	—
Other long-term liabilities	1	—	—
Total long-term liabilities	4,918	5,485	830

Current liabilities
Liabilities to credit institutions	3,122	749	113
Advanced payment from customers	164	178	27
Accounts payable	1,716	2,045	309
Liabilities to parent company	11	848	128
Liabilities to associated companies	1	0	0
Income tax payable	6	5	0
Other liabilities	1,349	1,327	201
Accrued expenses and prepaid income	1,507	947	143
Total current liabilities	7,876	6,099	921

TOTAL SHAREHOLDERS’ EQUITY, MINORITY INTERESTS, PROVISIONS AND LIABILITIES	17,293	17,497	2,646

Consolidated Statements of Cash Flows (unaudited)

	Year ended December 31
	2003	2004
	SEK	SEK	$
	(in millions)
Income from operation
Income after financial items	305	2,328	352
Adjustments for non-cash items
Depreciation and amortization of fixed assets	881	1,044	158
Non-cash pension refund	3	(1)	(0)
Inventory write-down	—	223	34
Unrealized foreign exchange gains	(295)	(164)	(25)
Unrealized gains on oil swaps	(21)	(40)	(6)
Deferred charges	12	26	4
(Gain)/loss on sale of fixed assets	38	(6)	(1)
Losses on sale of long-term receivables	—	15	2
Gain on sale of subsidiaries	—	(7)	(1)
Provisons	(47)	9	1
	876	3,427	518

Taxes paid	(4)	(4)	(1)

Cash flow in working capital	872	3,423	517

Decrease/(Increase) in inventories	(1,143)	(63)	(10)
Decrease/(Increase) in current receivables	935	63	10
(Decrease)/Increase in current liabilities	(247)	(104)	(15)

Cash flow from operating activities	417	3,319	502

Investment activities
Acquisition of subsidiary	(1,067)	(84)	(13)
Investment in intangible fixed assets	0	0	0
Investment in tangible fixed assets	(720)	(1,216)	(184)
Sale of tangible fixed assets	13	32	5
Sale of subsidiaries net of cash disposed	—	(10)	(1)
Decrease/(Increase) in long-term receivables	2	(131)	(20)
Cash flow used in investment activities	(1,772)	(1,409)	(213)

Financing activities
New bond loan	—	906	137
New loans from credit institutions	3,379	426	64
Payment of loans to credit institutions	(1,972)	(3,064)	(463)
Dividends paid	(2)	(87)	(13)
Issuance of bonds	122	—	—
Cash flow (used in)/provided by financing activities	1,527	(1,819)	(275)

Cash flow of the year	172	91	14
Cash and cash equivalents at the beginning of the year	461	633	96

Cash and cash equivalents at the end of the year	633	724	110

Supplementary disclosures

Interest received	37	44	7
Interest paid	(448)	(530)	(80)

Items included in cash and cash equivalents
Cash and bank balance	282	434	66
Short-term investments	351	290	44

Total cash and cash equivalents	633	724	110

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Certain of these statements relate to investment plans at our refineries and our current expectations concerning our prospects.  These and other forward-looking statements are based on management’s best assessment of our strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of many factors, including the effects of our substantial indebtedness, volatility in refining margins and in market prices for crude oil and refined products, our future capital needs, governmental regulation and our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate.

Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in our Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by us with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. We disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements